Exhibit 1.A.(13)(e)

                           RIDER FOR LEVEL TERM INSURANCE BENEFIT ON
                           DEPENDENT CHILDREN

                           This benefit is a part of this contract only if it is listed on a contract data page.

BENEFIT We will pay the amount of term insurance under this benefit if we receive due proof that a dependent child died while this contract is in force and not in default past the last day of the grace period and before the term insurance provided by the benefit on his or her life ends. But our payment is subject to all the provisions of this rider and of the rest of this contract.

                           The phrase dependent child means the Insured's child, stepchild, or legally adopted child who: (1) has reached the 14th day after his or her date of birth; and (2) has not reached the first contract anniversary after his or her 25th birthday; and either (3) is named in the application for this contract and on the date of the application has not reached his or her 18th birthday; or (4) becomes the child of the Insured by birth, marriage or adoption after the date of the application but before the child's 18th birthday.

                           We show the amount of term insurance under this benefit on a contract data page. The insurance on each dependent child's life will end on the earlier of: (1) the end of the day before the first contract anniversary after the child's 25th birthday; and (2) the end of the day before the first contract anniversary after the Insured's 75th birthday.

BENEFIT                    The monthly charge for this benefit is deducted each
CHARGES                    month from the contract fund. The amount of that
                           charge is shown under Adjustments to the Contract
                           Fund. Monthly charges for this benefit stop on the earlier of the date of the Insured's death and the first anniversary after the Insured's 75th birthday.

                           PAID-UP INSURANCE

PAID-UP                    If the Insured dies while this contract is in force
INSURANCE                  and not in default past the last day of the grace
ON A DEPENDENT             period, any term insurance provided by this benefit
CHILD                      on a dependent child's life will become paid-up term
                           insurance. While this paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

                           If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. To compute this net cash value, we use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

                           We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year.

                           CONVERSION OF INSURANCE ON A DEPENDENT CHILD

RIGHT TO                   If the insurance on a dependent child ends as we
CONVERT                    state in the last paragraph under Benefit above, that
                           child may convert to a new contract of life insurance on his or her life. It will not be necessary to prove that the child is insurable.

CONDITIONS                 The right to convert to a new contract is subject to
                           these conditions: (1) The insurance on the child must end while this contract is in force and not in default past the last day of the grace

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                           period. (2) The amount of the new contract must meet
                           the minimum as we describe under Contract
                           Specifications. (3) We must receive a written application for the new contract no later than the date the insurance on the child ends.

                           The new contract will not take effect unless the premium for it is paid while the child is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the insurance under the new contract took effect on its contract date.

CONTRACT Date The date of the new contract will be the day after the date the insurance on the dependent child ends.

CONTRACT                   The new contract will be in the standard rating
SPECIFICATIONS             class. We will set the issue age and the premiums for
                           the new contract in accordance with our regular rules in use on its contract date.

                           Except as we state in the next sentence, the new contract may be any life or endowment policy we or our parent company, The Prudential Insurance Company of America, regularly issue on its contract date for the same rating class, amount, issue age, and sex. It may not be; a single-premium contract; one that insures anyone in addition to the child; one that includes or provides for term insurance, other than extended insurance; one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or one with any benefit other than the basic insurance benefit and the waiver benefit we refer to below. A waiver benefit may either waive or pay premiums in the event of the Insured's total disability.

                           The basic amount of the new contract may be any amount you ask for as long as it is at least $10,000 and not more than five times the amount of insurance on the child's life under this benefit. If the amount you want is smaller than the smallest amount we would regularly issue on the plan you want, we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan (Life Paid Up at Age 65 plan if the issue age for the new contract is less than 15 years) if you ask us to.

                           If the new contract provides for premium payment to at least age 85, or age 65 if the issue age for it is less than 15 years, we will include a waiver benefit in the event of the total disability of the person insured if we would include a waiver benefit in other contracts like the new one.

                           We will not waive or pay any premium under the new contract unless the total disability started on or after its contract date. And we will not waive or pay any premium under the new contract unless it has a waiver benefit, even if we have paid premiums into this contract due to the Insured's total disability.

                           Any waiver benefit in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In any of these paragraphs, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

                           MISCELLANEOUS PROVISIONS

CHANGES If the insurance on a dependent child ends as we state in the last paragraph under Benefit above, that child may be able to obtain a new contract of life insurance other than in accordance with the requirements we state in this form. But this kind of change may be made only if we consent, and will be subject to conditions and charges that are then determined.

BENEFICIARY                The word beneficiary where we use it in this contract
                           without qualification means the beneficiary for insurance payable upon the death of the Insured.

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                           On the contract date, the following two statements
                           apply, unless we issue the contract with an endorsement that states otherwise: (1) The beneficiary for insurance payable upon the death of a dependent child will be the Insured if living, otherwise the beneficiary for this insurance named in the application. (2) If no such beneficiary is living when insurance under this benefit becomes payable, we will make the payment in one sum to the estate of the later to die of the Insured and such beneficiary.

                           You may change the beneficiary for insurance payable upon the death of a dependent child. The request must be in a form that meets our needs. It will take effect only when we file it; this will be after you send the contract to us to be endorsed, if we ask you for it. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the child is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.

REINSTATEMENT              If this contract is reinstated, it will not include
                           the insurance that we provide under this benefit on the dependent children unless you prove to us that each child who is to be insured on or within 15 days after the date of reinstatement is insurable for the benefit. If you do not submit such proof for any child, the benefit may be reinstated if all the other conditions are met to reinstate the contract, but any child for whom proof is not submitted will not be insured under the reinstated benefit. In this case, you may be required to send the contract to us for endorsement.

INCONTESTABILITY           Except for non-payment of premium, we will not
                           contest this benefit with respect to the insurance on any dependent child's life after it has been in force during the child's lifetime for two years from the issue date.

                           TERMINATION OF BENEFIT

                           This benefit will end on the earliest of:

                           1. the end the last day of the grace period if the
                              contract is in default;

                           2. the end of the day before the first contract
                              anniversary after the Insured's 75th birthday;

                           3. the date the contract is surrendered for its net
                              cash value, if it has any, or the paid-up insurance, if any, under the benefit is surrendered; and

                           4. the date the contract ends for any other reason.

                           Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after we receive your request. Monthly charges due then and later will be reduced accordingly.

                           THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                           Pruco Life Insurance Company,

                           By A B C
                                 Secretary

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